1 North Brentwood Boulevard	Phone: 314.854.8000
15th Floor	Fax: 314.854.8003
St. Louis, Missouri 63105
www.Belden.com

February 6, 2015

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Ameen Hamady

Re:	Belden Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 27, 2014
Response Dated January 20, 2015
File No. 1-12561

Dear Mr. Hamady:

In this letter, we have included Belden’s response to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission dated February 4, 2015. Set forth below is the Staff’s follow-up comment, in bold, followed by our response. All references to page numbers in this letter correspond to pagination in the filing referenced above.

Form 10-K for the period ended December 31, 2013

Note 1: Basis of Presentation, page 50

Goodwill and Intangible Assets

1.

We note your response to our letter dated January 7, 2015. Your estimate/assumption of the useful lives of your customer relationship intangible assets and related consumption pattern appear to involve a high-level of subjectivity and judgment, and the impact of the estimate/assumption appears to be material to your financial statements. Please expand your disclosures in future filings to analyze in greater detail how you arrived at the estimate/assumption, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. In addition, describe the potential changes in circumstances that could affect the key assumptions, such as a customer attrition that deviates from that forecasted, and the impact the change would have on your financial statements. Refer to SEC Release 33-8350 and Section 501.14 of the Financial Reporting Codification for additional guidance.

Response:

In future filings, we will expand our disclosures surrounding our customer relationship intangible assets to analyze how we arrived at our estimates of the useful lives and consumption patterns, how accurate the estimates have been, how much the estimates have changed in the past, and whether the estimates are reasonably likely to materially change in the future. In addition, we will describe the potential changes in circumstances that could materially affect the key assumptions and the related financial statement impact of such changes.

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Securities and Exchange Commission

February 6, 2015

In connection with responding to your comment, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to any of the foregoing, please feel free to contact me at 314-854-8046 or via email at henk.derksen@belden.com, or Doug Zink, Vice President and Chief Accounting Officer, at 314-854-8025 or via email at doug.zink@belden.com.

Sincerely,

/s/ Henk Derksen
Henk Derksen
Senior Vice President, Finance, and Chief Financial Officer